EXHIBIT 99.12
The following is a free translation of the French language document and is provided for information purposes only, and is of no binding or other legal effect. Only the original French language document shall govern with respect to the matters described herein.
PROTOCOL OF UNDERSTANDING
BETWEEN THE UNDERSIGNED:
1.	Gaz De France, a company with limited liability (société anonyme) with a share capital of €983,871,988, having its registered office at 23, rue Philibert Delorme – 75017 Paris, registered with the Paris Companies Register under registration number 542 107 651 R.C.S. Paris, represented by Mr. Jean-François Cirelli, Chairman and Chief Executive Officer, duly authorized for the purposes hereof;
(hereinafter “Gaz de France”)
BEING THE PARTY OF THE FIRST PART;
2.	Suez, a company with limited liability (société anonyme) with share capital of €2,617,883,906, having its registered office at 16, rue de la Ville l’Evêque – 75008 Paris, registered with the Paris Companies Register under registration number 542 062 559 R.C.S. Paris, represented by Mr. Gérard Mestrallet, Chairman and Chief Executive Officer, duly authorized for the purposes hereof;
(hereinafter “Suez”)
BEING THE PARTY OF THE SECOND PART;
(each a “Party”, and collectively the “Parties”)
PREAMBLE:
Gaz de France and Suez are companies of comparable size, with worldwide reputations in the energy sector.
In seeking to benefit from their industrial and geographical complementarity, Gaz de France and Suez approached one another to examine the opportunity of a merger of their activities and announced their planned merger in a press release dated February 27, 2006, with new outlines given to this project in a press release dated September 3, 2007.
For each of these industrial players, the transaction represents a first rank opportunity at the European level in terms of complementarity of know-how, personnel skills and assets. In this respect, the merger fully responds to the strategic goals of both groups, allowing for rapid implementation. It further positions the combined Franco-Belgian group as one of the world leaders in the energy sector.

The Transaction will lead to the creation of a world leader specializing in energy. The group will thus be among the best armed to face the great energy challenges of the future. It will possess a diversified and flexible energy supply portfolio, helping to reinforce the security of Europe’s energy.
The Board of Directors of Gaz de France met on February 25 and 26 2006, and the Board of Directors of Suez met on February 25, 2006, and approved in principle the merger of the groups; the Boards of Directors of Gaz de France and Suez met again on September 2, 2007 and approved the new outlines for the proposed merger, including the contribution and distribution of 65% of the activities of Suez’ Environment division, as described below (hereinafter, the “Transaction”) and decided to pursue discussions in order to finalize the precise terms thereof.
The Transaction will be carried out through the merger (fusion par absorption) of Suez into Gaz de France (hereinafter, the “Merger”) in accordance with the terms and conditions set forth in the merger agreement executed the date hereof, a copy of which is set forth as Annex A hereto (hereinafter, the “Merger Agreement”).
Prior to the Merger, Suez’ Environment activities (the scope of which is defined in Annex B hereto) will be contributed in accordance with the legal regime for spin-offs (scissions) to a special purpose entity (hereinafter, “Suez Environnement Company”), followed by the distribution of 65% of the shares in Suez Environnement Company by Suez to its shareholders (other than itself), which shares shall be admitted to trading on the Euronext Paris and Euronext Brussels markets (hereinafter, the “Contribution-Distribution”).
Upon completion of the Transaction, the entity resulting from the GDF SUEZ merger will hold, on a stable basis, 35% of the shares of Suez Environnement Company, and will enter into a shareholders’ agreement with some of Suez’ current principal shareholders, thereby consolidating approximately 47% of the shares of Suez Environnement Company (on the basis of the shareholding of Suez on April 30, 2008). The shareholders’ agreement is intended to guarantee the stability of the shareholding structure of the company and its control by GDF SUEZ. As a consequence, the 35% stake in Suez Environnement Company will be fully consolidated in the accounts of the new group formed by merger between Suez and Gaz de France.
The Boards of Directors of the two companies have on several occasions deliberated on the status of the preparations for the Transaction.
Law N° 2006-1537 dated December 7, 2006, relating to the energy sector, sets forth that the French State must hold more than one-third of the shares in the company.
Since the Transaction will result in the transfer of the majority of the share capital of Gaz de France to the private sector, it must be authorized in accordance with the conditions set forth by law N° 86-912 dated August 6, 1986. In this context, the Holdings and Transfer Commission (Commission des participations et des transferts) (hereinafter, the “CPT”) will be required to to issue an opinion on the conditions of the Transaction, in accordance with the provisions of art. 3 of the above mentioned law dated August 6, 1986, and decree N° 93-1041 dated September 3, 1993.
The Merger will be carried out in consultation with the Belgian State. In this respect, the Parties note in particular that the headquarters of the Belgian energy subsidiaries controlled by

Suez will be maintained in Belgium. The Parties further agree that all sales of energy in France will be made under the brand name Gaz de France.
The Parties agree to continue the studies undertaken by Suez relating to the adoption by the new group in the future of the status of a European Company.
The general meetings of shareholders of Gaz de France and Suez will be convened on July 16, 2008 to approve the Merger, and as this will be the Annual General Meeting of Suez, the other terms of the Transaction, in particular the Contribution-Distribution. For this purpose, with a view to obtaining approval before the general meetings of shareholders of Gaz de France and Suez, the Parties have submitted a draft prospectus to the AMF, in particular for the admission of the new Gaz de France shares issued in connection with the Merger to the Euronext Paris market, the Euronext Brussels market and the Luxembourg stock exchange. Suez and Suez Environnement Company have also submitted a draft prospectus to the AMF with a view to obtaining approval before its general meeting of shareholders is held, for the admission of the Suez Environnement Company shares to the Euronext Paris market and the Euronext Brussels market in connection with the Contribution-Distribution.
The Parties have given notice of the proposed Merger to the regulatory authorities whose authorization is required for its completion. In particular, following the notification dated May 10, 2006, to the European Commission in compliance with EC Regulation N° 139/2004, a decision was given on November 14, 2006 authorizing the Merger under the condition of the performance of certain commitments. The new outlines of the proposed Merger do not affect this authorization.
In addition to the Merger Agreement signed today, the Parties wish in this Protocol to set forth the principles of organization, functioning and governance of the new group that will be formed by the Merger.
THE PARTIES AGREE AS FOLLOWS:
ARTICLE 1 — Organization and functioning of the new group
1.1	Registered office and name of the company

The Parties agree that the General Meeting of Shareholders of Gaz de France called to approve the Merger shall, at the completion of the Merger, adopt the new company name “GDF SUEZ” (hereinafter, the “Company”), so as to reflect all of the activities of the new group thus constituted.

The Parties shall propose to the General Meeting of Shareholders of Gaz de France called to approve the Merger that the new registered office of the Company shall be located at 16-26 rue du Docteur Lancereaux, 75008 Paris.

1.2	Operational organization

The Parties agree that, immediately following the Merger, the activities of the group shall be organized into the following six operational branches:
•	Five Energy Branches:

-	Infrastructures Branch;

-	Global Gas & LNG Branch;

-	Energy France Branch;

-	Europe & International Energy Branch (made up of three divisions: Europe, Benelux-Germany, International);

-	Energy Services Branch.
• An Environment Branch (made up of the GDF SUEZ’ stake in Suez Environnement Company).

With regards to transversal “energy” functions, an immediate and long-term energy optimization of the group (TPM) shall be proposed as soon as possible.

The scope and principles of the organization of each of the operational branches mentioned above, a description of such branches, the individuals heading them and their subordination to the Chairman and CEO or to the Vice Chairman and President are set forth in Annex 1.2 hereto.
1.3	Administrative organization

The Parties agree that, immediately following the Merger, the Company shall be organized around the following 10 central administrative departments:
•	Finance department;

•	Audit and risks department;

•	Corporate secretary;

•	Communications and financial communications;

•	International relations department;

•	Integration, synergies and performance department;

•	Human resources department;

•	Executive staff department;

•	Strategy and sustainable development department;

•	Research and innovation department.

The organization principles of each of the above-mentioned central departments, a description of such departments, the heads of the departments and their subordination to the Chairman and CEO or to the Vice Chairman and President are set forth in Annex 1.3 hereto.

ARTICLE 2 — Corporate Governance
2.1	Board of Directors of the Company
The Parties agree that the Board of Directors of the Company shall be initially made up of 24 members, at least seven of which will qualify as independent, as follows:
•	ten (10) members (at least five of which qualified as independent) nominated by Suez;

•	ten (10) members (at least two of which qualified as independent) comprising members nominated by Gaz de France and seven representatives of the French State, appointed in accordance with applicable regulations;

•	within six months following the merger, three (3) members elected by the unified college of employees of the new group and one (1) member representing the employee shareholders of the new group. In this respect, the Parties note their desire to have a balanced representation of the employees from the two groups.

It is further specified that, as regards the election of the employee representatives, the scope of the electoral colleges must include not only the personnel of the Company but also the personnel of its subsidiaries defined as such by law and having their registered office on French territory.
The Parties agree that the General Meeting of Shareholders of Gaz de France called to approve the Merger shall appoint four (4) observers (censeurs), of whom two (2) shall be nominated by Suez and two (2) by Gaz de France.

At the end of the General Meeting of Shareholders held in 2010 to approve the accounts for the 2009 financial year, the Board of Directors shall be made up of 22 members.

With the exception of directors representing the employees and the employee shareholders, the terms of office of the initial directors of the Company shall be set for the following periods, as from the date of the Merger:
•	2 years (until the Annual General Meeting of Shareholders to be held in 2010 to approve the 2009 accounts): one director from Suez and one director representing the French State (whose terms of office shall not be renewed, thus reducing the number of directors to twenty-two (22), that is, in addition to the directors representing the employees and the employee shareholders, nine (9) members from Suez, and nine (9) members from Gaz de France (including six (6) representatives of the French State government appointed in accordance with the applicable regulations)).

•	3 years (until the Annual General Meeting of Shareholders to be held in 2011 to approve the 2010 accounts): four directors from Suez and one director from Gaz de France;

•	4 years (until the Annual General Meeting of Shareholders to be held in 2012 to approve the 2011 accounts): the remaining directors, including Gérard Mestrallet and Jean-François Cirelli.

The directors representing the employees and the employee shareholders shall be elected for a term of four years.
2.2	Committees of the Board of Directors
The Parties agree to a proposal to the Board of Directors creating the following five (5) committees of the Board of Directors, each of them to be chaired by an independent director:
•	Audit Committee, made up of three to six members, of which at least two-thirds shall be independent directors;

•	Strategy and Investments Committee, made up of three to five members, of which at least half shall be independent directors;

•	Nominating Committee, made up of three to five members, of which at least half shall be independent directors;

•	Remuneration Committee, made up of three to five members, of which at least half shall be independent directors;

•	Ethics, Environment and Sustainable Development Committee, made up of three to five members, of which at least half shall be independent directors;
The proposals made to the Board of Directors of the new group regarding the choice of members of each of the Committees shall be put forward by agreement between the Parties prior to the Merger, it being specified that, with respect to the first four Committees mentioned above, it shall be proposed that two shall be chaired by a director chosen from among the Board members nominated by Suez and two shall be chaired by a director chosen from among the Board members nominated by Gaz de France.

The Board of Directors may decide to set up other committees.

The main missions, duties and operating rules of each of these Committees shall be described in the Internal Regulations of the Board of Directors of the Company, whose main terms and conditions appear in Annex 2.2 hereto. These draft Internal Regulations shall be submitted to the Board of Directors with its new membership following the Merger.

As regards external growth and investment operations, the Parties agree to propose that the threshold above which prior authorization by the Board of Directors is required shall be €350 million per transaction. At the end of the General Meeting of Shareholders to be held in 2010 to approve the accounts for the 2009 financial year, the Board of Directors may take the opportunity to revise this threshold upwards.

2.3	Financial authorization
In order to give the Board of Directors of the Company the means appropriate to the needs and size of the new group and to enable it to pursue its planned strategy, the Parties agree that a proposal shall be made at the General Meeting of Shareholders of Gaz de France called to approve the Merger to adopt the necessary resolutions to grant the Board of Directors of the Company the power to assign the financial delegations and authorizations listed in Annex 2.3 hereto, with the possibility of subdelegation to the Chairman and CEO and the Vice Chairman and President, to the extent permitted by law.

However, the Parties note that, in accordance with law N° 2006-1537 dated December 7, 2006, relating to the energy sector, the French State must hold, at all times, more than one-third of the shares of the Company, and that the financial delegations and authorizations granted to the Board of Directors pursuant to the previous paragraph can only be exercised in accordance with this provision.
2.4	Executive
The Parties agree that the new group shall be managed by a tandem made up of Mr. Gérard Mestrallet and Mr. Jean-François Cirelli.

Mr. Gérard Mestrallet shall be Chairman and CEO of the Company.

Mr. Jean-François Cirelli shall be Vice-Chairman and President and shall have the same powers of representation vis-à-vis third parties as the Chairman and CEO.

The draft Internal Regulations of the Board of Directors of the Company, the principal terms and conditions of which are set forth in
Annex 2.2 hereto, shall set the limits on the powers of the Chairman and CEO, which shall be the same for the Vice-Chairman and President. Internally, the Board of Directors shall determine the respective powers of the Chairman and CEO and of the Vice-Chairman and President.

Significant decisions (management appointments, financial and investment policy, mergers, acquisitions and disposals) shall be taken by agreement between Messrs. Gérard Mestrallet and Jean-François Cirelli. Decisions concerning management appointments shall be set forth in written memoranda signed by Messrs. Mestrallet and Cirelli.

Messrs. Gérard Mestrallet and Jean-François Cirelli shall be assisted by four Executive Vice Presidents, who, together with the Chairman and CEO and the Vice-Chairman and President, shall form the management committee that will guide the group. The four Executive Vice Presidents shall be Messrs:
•	Yves Colliou,

•	Jean-Marie Dauger,

•	Jean Pierre Hansen,

•	Gérard Lamarche.
The composition of the Executive Committee as from the Merger is set forth in Annex 1.3 hereto.

The Parties agree that the Merger between Suez and Gaz de France shall result in the progressive integration of the two groups. In addition to parity in management, this integration will be pursued as soon as possible by avoiding a simple juxtaposition of the activities of the two groups and by setting up the necessary organization for achieving the synergies announced on the occasion of the Merger.

The principle to be observed is that when a head of department comes from one of the groups, their first deputy shall come from the other group, subject to such persion possessing the skills required for the position.

A financial committee shall be set up comprising the Chairman and CEO, the Vice-Chairman and President and the Chief Financial Officer of the group, who shall meet to examine the main financial, accounting, tax and forecasting matters, together with questions concerning the group’s financial policy and financial operations (investments, sales, mergers, acquisitions and disposals).

Further, other committees, for example a commitments committee (of which the executive committee shall be a member), together with branch committees, shall be set up as necessary.

2.5	Board of directors of the main subsidiaries
The Parties agree to strive for a mix between Suez and Gaz de France in the boards of directors of the main subsidiaries in the group and in the committees of the Group’s operational branches. Within the “regulated” subsidiaries (GRT – GrDF – Fluxys), this mix shall be sought within the confines of management independence rules.

In particular, the following appointments shall be proposed to the competent company bodies:
•	Yves Colliou, as director of Fluxys and the companies that will result from implementation of the undertakings given with respect to Publigaz, Pax Electrica II and the undertakings granted in respect of anti-trust considerations.

•	Jean-Marie Dauger, as director of Electrabel and member of the Strategy committee.

•	Jean-François Cirelli, as non-executive chairman of the board of directors of Electrabel, vice-chairman of the board of directors of Suez-Tractebel and vice-chairman of the board of directors of SES.

•	Suez representatives drawn from the boards of directors of GRTgaz and GrDF.
2.6	Bylaws
In order to carry out the arrangements made necessary by the Transaction and to reflect the main rules of operation of the new group, the Parties agree that the General Meeting of Shareholders of Gaz de France called to approve the Merger shall adopt revised bylaws, so as to take into account necessary modifications, in particular as regards the company name, the registered office and the membership of the Board of Directors, in accordance with the provisions of this Protocol.

The draft bylaws of the Company to be submitted to the General Meeting of Shareholders of Gaz de France are set forth in Annex 2.6 hereto.

2.7	Conditions of employment
The Parties agree that the Merger should not have a negative impact on present employement conditions (as regards either level or equivalence), in particular with regard to remuneration (taking into account all types of remuneration) and the pensions of Gaz de France and Suez employees.

A committee regarding the management of working conditions of Gaz de France and Suez personnel will be created, which shall be composed equally of members from Gaz de France and Suez, with the objective of converging working conditions. The committee shall report on its activities to the Remuneration Committee, which will meet at least once per year to examine the conditions under which this convergence is implemented and to assure competitiveness in relation to comparable groups of worldwide scale.
2.8	Employee shareholding
The Parties reaffirm their strong commitment to participation by employees of the new group in the Company’s capital, and agree that the Company shall implement an active policy in this area in accordance with the laws applicable to the new group.

In particular, the parties agree to engage in discussions, starting in 2008 with a view to an employee shareholding transaction, under the provisions of the law dated August 6, 1986.
ARTICLE 3 — Miscellaneous provisions
3.1	Applicable law – Disputes
This Protocol shall be governed, interpreted and executed in accordance with French law.

All disputes concerning the validity, interpretation or performance of this Protocol shall come under the exclusive jurisdiction of the Tribunal de Commerce de Paris.

3.2	Absence of waiver

Should a Party not assert one of the stipulations set forth in this Protocol, the absence of such an assertion shall not be interpreted as waiving the right to assert the same stipulation at a later time.

3.3	Cooperation between the Parties

The Parties shall communicate, sign and deliver all information and all documents, and shall execute all deeds and take all decisions as may be necessary concerning the implementation of this Protocol.

3.4	Documents made available to shareholders

The Parties agree that all the significant elements contained in this Protocol of Understanding shall be presented and described in the documents made available to shareholders in the context of the Merger and in particular in the prospectus approved by the AMF.
Signed in Paris,
June 5, 2008
in two (2) originals.

/s/ Gérard Mestrallet	/s/ Jean-François Cirelli

Suez	Gaz de France

Represented by Gérard Mestrallet	Represented by Jean-François Cirelli

List of Annexes

Annex A	Merger Agreement between Suez and Gaz de France

Annex B	Scope of the Environment division

Annex 1.2	Description, scope and organizational principles of the operational branches

Annex 1.3	Description and organizational principles of the central departments

Annex 2.2	Main terms and conditions of the Internal Regulations

Annex 2.3	List of financial authorizations to be included in the agenda of the General Meeting of Shareholders of Gaz de France called to approve the merger

Annex 2.6	Draft revised bylaws for submission to the General Meeting of Shareholders of Gaz de France called to approve the merger